

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 30, 2017

R. Stewart Ewing, Jr.
Chief Executive Officer
CenturyLink, Inc.
100 CenturyLink Drive
Monroe, Louisiana 71203

>   **Re: CenturyLink, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed February 23, 2017**
>   **Form 8-K**
>   **Filed May 3, 2017**
>   **File No. 1-07784**

Dear Mr. Ewing:

We have reviewed your filings and have the following comments. Please comply with the following comments in your future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed May 3, 2017
Exhibit 99.1

Reconciliation of Non-GAAP Financial Measures (Unaudited)

1. Your presentation of a full non-GAAP income statement as a reconciliation of GAAP net income to 'As adjusted excluding special items (Non-GAAP)' is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016. Please revise in your next earnings release.

2. We note your presentation of the non GAAP measure titled "Operating Cash Flow". We also note that your definition and computation of operating cash flow differs from the calculation of cash flows from operating activities in the statement of cash flows under U.S. GAAP. Accordingly, please revise the title "Operating Cash Flows" to provide a more appropriate description of this measure. Please comply with this comment in your next earnings release.

3. Given that free cash flow is typically calculated as cash from operating activities as presented in the statement of cash flows under GAAP, less capital expenditures, please revise the title of this measure to something similar to "Adjusted Free Cash Flow" to alert your investors that it has been adjusted from the measure typically referred to as "Free Cash Flow." Refer to Question 102.07 of the Compliance and Disclosure Interpretations on Non-GAAP measures issued on May 17, 2016. Please comply with this comment in your next earnings release.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Charles Eastman, Senior Staff Accountant at (202) 551-3794 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Staff Attorney, at (202) 551-3436 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications